SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)(1)

                      American Medical Security Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            Common Stock No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    02744P101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Scott B. Bernstein, Esq.,
                               Caxton Corporation,
                         315 Enterprise Drive Plainsboro
                                New Jersey 08536
                                 (609) 936-2580
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 15, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02744P101               SCHEDULE 13D                Page 2 of 6  Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Caxton International Limited
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,028,800
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,028,800
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,028,800
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 02744P101               SCHEDULE 13D                Page 3 of 6  Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Bruce S. Kovner
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        0
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,028,800
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               0
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,028,800
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,028,800
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

            This Amendment 1 to Schedule 13D relates to the Common Stock, no par value (the "Common Stock"), of American Medical Security Group, Inc., a Wisconsin corporation (the "Company"), 3100 AMS Blvd., Green Bay, WI 54313.

      Item 3: Source and Amount of Funds or Other Consideration.

      Item 3 of the Schedule 13D is hereby amended by replacing the paragraph therein with the following paragraph:

            "An aggregate of $5,655,099.13 (excluding commissions, if any) was paid in a series of transactions pursuant to which Caxton International acquired the Common Stock owned by it. All of the foregoing amounts were paid out of Caxton International's working capital."

      Item 5: Interest in Securities of the Issuer.

      The first paragraph of subparagraph (a) of Item 5 of the Schedule 13D is hereby amended by replacing said paragraph with the following paragraph:

            "(a) Caxton International beneficially owns 1,028,800 shares of Common Stock, representing approximately 6.6% of the total shares of Common Stock issued and outstanding. The increase in beneficial ownership from the date of the original Schedule 13D filed December 9, 1999, is a result of Caxton International's acquisition of additional Common Stock as set forth in Schedule 2 and a decrease in the total Common Stock outstanding due to the Company's repurchase of 1.1 million shares of Common Stock in the fourth quarter of 1999, as described in the Company's Form 10-K dated March 15, 2000."

      Subparagraph (c) of Item 5 of the Schedule 13D is hereby amended by adding the following sentence:

            "See Schedule 2 for disclosure of (1) the date, (2) the price and
      (3) the amount of shares purchased or sold by Caxton International during the past 60 days."

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 21, 2000                         CAXTON INTERNATIONAL LIMITED


                                       By: /s/ Nitin Aggarwal
                                           -------------------------------------
                                           Name: Nitin Aggarwal
                                           Title: President


                                       By: /s/ Maxwell Quin
                                           -------------------------------------
                                           Name: Maxwell Quin
                                           Title: Secretary


                                       /s/ Bruce Kovner
                                       -----------------------------------------
                                       Bruce S. Kovner, by Scott B. Bernstein as
                                       Attorney-in-Fact

                                                                      Schedule 2

                     Caxton International Limited
                             No of Shares                    Price per Share
Trade Date                    Purchased                   (Excluding Commission)

 12/13/99                       10,000                           $5.0625
 12/14/99                        5,000                              5.25
 12/15/99                       25,000                            5.5015
 12/20/99                        5,000                             6.125
 12/21/99                       25,000                            6.0625
 12/23/99                        2,000                                 6
 12/28/99                       25,000                                 6
 12/30/99                        3,700                            5.7162
 12/31/99                       25,000                            5.9838
  1/14/00                        2,600                              5.25
  1/21/00                       23,100                             5.625